FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi improved pCR in resectable lung cancer

30 June 2022 07:00 BST

Imfinzi plus chemotherapy significantly improved pathologic complete response in AEGEAN Phase III trial in resectable non-small cell lung cancer

Trial will continue to assess additional primary endpoint of event-free survival

Positive high-level results from a planned interim analysis of the AEGEAN Phase III trial showed treatment with AstraZeneca's Imfinzi (durvalumab) in combination with neoadjuvant chemotherapy before surgery demonstrated a statistically significant and meaningful improvement in pathologic complete response (pCR) compared to neoadjuvant chemotherapy alone for patients with resectable non-small cell lung cancer (NSCLC).

A statistically significant improvement in major pathologic response (MPR) was also observed. The trial will continue as planned to assess the additional primary endpoint of event-free survival (EFS) to which the Company, investigators and participants remain blinded.

The safety and tolerability of adding Imfinzi to neoadjuvant chemotherapy was consistent with the known profile for this combination and did not decrease the number of patients able to undergo successful surgery versus chemotherapy alone.

Up to 30% of all patients globally with NSCLC are diagnosed early enough to have surgery with curative intent.1-3 However, only around 56-65% of patients with Stage II disease will survive for five-years. This decreases to 24-41% for patients with Stage III disease.4

Susan Galbraith, Executive Vice President, Oncology R&D, said: ''Treating resectable lung cancer early provides the best chance for a cure, yet lung cancer will still recur within five years for the majority of patients despite chemotherapy and successful surgery. Engaging the immune response with Imfinzi both before and after surgery is an exciting new strategy, and we hope these early findings from AEGEAN will lead to improved survival for lung cancer patients in this potentially curative setting."

These pCR data will be shared with global health authorities and presented at a forthcoming medical meeting when EFS results are available.

AstraZeneca has several ongoing registrational trials focused on testing Imfinzi in earlier stages of lung cancer, including in resectable NSCLC (ADJUVANT BR.31) and unresectable NSCLC (PACIFIC-2, 4, 5, 8 and 9), and in limited-stage small cell lung cancer (SCLC) (ADRIATIC).

Imfinzi is approved in the curative-intent setting of unresectable Stage III NSCLC in patients whose disease has not progressed after chemoradiotherapy in the US, Japan, China, across the EU and many other countries, and is the global standard of care in this setting based on the PACIFIC Phase III trial. Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage SCLC based on the CASPIAN Phase III trial.

Notes

Lung cancer
In 2020, an estimated 2.2 million people were diagnosed with lung cancer worldwide.5 Lung cancer is the leading cause of cancer mortality among men and women and accounts for about one-fifth of all cancer-related deaths.5 Lung cancer is broadly split into NSCLC and SCLC, with 80-85% classified as NSCLC.6 The majority of NSCLC patients are diagnosed with advanced disease while approximately 25-30% present with resectable disease at diagnosis. 1-2 Early-stage lung cancer diagnoses are often only made when the cancer is found on imaging for an unrelated condition.7-8

For patients with resectable tumours, the majority of patients eventually develop recurrence despite complete tumour resection and adjuvant chemotherapy.

AEGEAN
AEGEAN is a randomised, double-blind, multi-centre, global Phase III trial evaluating Imfinzi as perioperative treatment for patients with resectable Stage IIA-IIIB (tumours greater than or equal to 4cm or node positive) NSCLC with no EGFR or ALK genomic tumour aberrations, irrespective of PD-L1 expression. Perioperative therapy includes treatment before and after surgery, also known as neoadjuvant/adjuvant therapy. In the trial, 802 patients were randomised to receive a 1500mg fixed dose of Imfinzi every three weeks plus chemotherapy or placebo plus chemotherapy for four cycles prior to surgery, followed by Imfinzi or placebo every four weeks (for up to 12 cycles) after surgery.

In the AEGEAN trial, the primary endpoints are pCR, defined as no viable tumour following neoadjuvant therapy, and EFS, defined as the time from randomisation to an event like tumour recurrence or progression. At this interim analysis EFS was not assessed. Key secondary endpoints are MPR, defined as residual viable tumour of less than or equal to ten percent following neoadjuvant therapy, disease-free survival, overall survival, safety and quality of life. The trial is being conducted across 264 centres in more than 25 countries including in the US, Canada, Europe, South America and Asia.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

As well as global approvals in lung cancer, Imfinzi is approved for previously treated patients with advanced bladder cancer in several countries.

Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several GI cancers, ovarian cancer, endometrial cancer and other solid tumours.

In the past year, Imfinzi combinations have resulted in positive Phase III trials in multiple additional cancer settings including; unresectable advanced liver cancer (HIMALAYA), biliary tract cancer (TOPAZ-1) and metastatic NSCLC (POSEIDON) and the data are under review with global health authorities.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and tremelimumab; Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's Immuno-Oncology (IO) portfolio is anchored in immunotherapies that have been designed to overcome evasion of the anti-tumour immune response. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient.

In addition, the ability to combine the IO portfolio with radiation, chemotherapy, and targeted small molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Cagle PT, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Arch Pathol Lab Med. 2013;137:1191-1198.
2.   Le Chevalier T. Adjuvant Chemotherapy for Resectable Non-Small-Cell Lung Cancer: Where is it Going? Ann Oncol. 2010;21:vii196-198.
3.   Pignon JP, et al. Lung Adjuvant Cisplatin Evaluation: A Pooled Analysis by the LACE Collaborative Group. J Clin Oncol. 2008;26:3552-3559.
4.   Goldstraw P, et al. The IASLC Lung Cancer Staging Project: Proposals for Revision of the TNM Stage Groupings in the Forthcoming (Eighth) Edition of the TNM Classification for Lung Cancer. J Thorac Oncol. 2016;11(1):39-51. doi:10.1016/j.jtho.2015.09.009
5.   World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf Accessed June 2022.
6.   LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed June 2022.
7.   Sethi S, et al. Incidental Nodule Management - Should There Be a Formal Process?. Journal of Thorac Onc. 2016:8;S494-S497.
8.   LUNGevity Foundation. Screening and Early Detection. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/screening-early-detection. Accessed June 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 June 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary